Exhibit 2.01

Resource Extraction Payment Report

Resource Extraction Issuer: SandRidge Energy, Inc.

Reporting Year: Fiscal Year ended December 31, 2025

Currency of this report: USD, in thousands

Business Segment of the Resource Extraction Issuer that Made the Payments: SandRidge Exploration and Production

Project: Mid-Continent oil and natural gas operations located primarily in Oklahoma, Kansas and Texas.

Particular Resources that are the subject of commercial development: Oil, natural gas and natural gas liquids

Method of Extraction used in the Project: Wells

Major subnational political jurisdiction(s) of the Project: All of our payments are for production and made to the U.S. Federal Government

Government level disclosure

USD, figures in thousands

Country	Payee	Department, Agency, etc. within Payee that received payments	Taxes	Royalties	Fees	Production entitlements	Bonuses	Dividends	Infrastructure improvement payments	Community and social responsibility payments that are required by law	Total amount paid to payee
United States	United States Department of the Interior	Office of Natural Resources Revenue	$—	$2,473	$140	$—	$—	$—	$—	$—	$2,613
United States	United States Federal Government	United States Treasury	$735	$—	$50	$—	$—	$—	$—	$—	$785